06002978

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
192

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic Trading Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18851 NE 29th Avenue Suite 762
(No. and Street)

Aventura (City) FL (State) 33180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Yagman (786) 787-0370
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name – if individual, state last, first, middle name)

1900 NW Corporate Blvd. Suite 300 E (Address) Boca Raton (City) Florida (State) 33431 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Trading Partners, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen E. Symos
Commission # DD114590
Expires May 2, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

ATLANTIC TRADING PARTNERS, INC.

FINANCIAL STATEMENTS

December 31, 2005

ATLANTIC TRADING PARTNERS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2005

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Atlantic Trading Partners, Inc.
Aventura, Florida 33180

We have audited the accompanying statement of financial condition of Atlantic Trading Partners, Inc., as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Trading Partners, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co
GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
January 27, 2006

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	1,108
Receivable from Broker-Dealers and Clearing Organizations		93,466
Marketable Securities, at Market Value		66,077
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $9,051		1,367
Other Assets		1,575
	$	163,593

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	12,808
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common Stock, Par Value $.01 Per Share; Authorized 1,000,000 Shares; Issued 216,700 Shares		2,167
Additional Paid-in Capital		205,509
Accumulated Deficit		(56,891)
Total Stockholder's Equity		150,785
	$	163,593

The Accompanying Notes are an Integral Part of These Financial Statements

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE		
Trading and Commission Income	$	416,759
Interest Income		11,955
		428,714
EXPENSES		
Employee Compensation and Benefits		170,427
Clearance Fees		133,474
Communications and Data Processing		31,665
Interest		201
Occupancy		29,470
Other Expenses		56,920
		422,157
Net Income	$	6,557

The Accompanying Notes are an Integral
Part of These Financial Statements

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2005	$ 2,167	$ 205,509	$ (18,946)	$ 188,730
Net Income	-	-	6,557	6,557
Distributions	-	-	(44,502)	(44,502)
Balance, December 31, 2005	$ 2,167	$ 205,509	$ (56,891)	$ 150,785

ATLANTIC TRADING PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	6,557
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation and Amortization		379
Change in Assets and Liabilities:		
Decrease In:		
Receivable from Broker-Dealers and Clearing Organizations		13,981
Marketable Securities		25,154
(Decrease) In:		
Accounts Payable		(1,921)
Net Cash Provided By Operating Activities		44,150
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholder		(44,502)
Decrease in Cash		(352)
Cash:		
Beginning		1,460
Ending	$	1,108
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash Payments for Interest	$	201

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Atlantic Trading Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Furniture and Office Equipment

Furniture and office equipment is stated at cost.

Depreciation is computed primarily on an accelerated basis over the estimated useful lives of the respective assets, generally three to seven years.

Marketable Securities

Marketable securities are valued at market value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and is included in Trading and Commission Income on the statement of operations.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents that are not held for sale in the ordinary course of business.

NOTE 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2005, consist of a broker receivable of $43,052 and interest receivable of $414.

The Company clears all of its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any payables to broker-dealers ($3,195 at December 31, 2005), included in accounts payable, are normally collateralized by securities owned by the Company.

The Company's clearing agreement requires that the Company maintain a minimum deposit of $50,000, which can be in the form of cash, treasury bills or fully paid-for securities. At December 31, 2005 the clearing deposit amounted to $50,000 and is included in receivable from broker-dealers and clearing organizations on the statement of financial condition.

NOTE 3: MARKETABLE SECURITIES

Marketable securities owned consist of trading securities at market values as follows:

Obligations of U.S. Government	$	65,345
Corporate stocks and options		732
	$	66,077

NOTE 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 5: CONTRACTUAL COMMITMENTS

The Company leases its office space and office amenities under a non-cancelable operating lease agreement commencing July 1, 2005 and expiring June 30, 2006. The lease requires minimum monthly payments of $2,187. Total rent expense for the year ended December 31, 2005 was $29,470. At December 31, 2005, future minimum rental payments due under non-cancelable leasing agreements consisted of the following:

Year Ending December 31, 2006	$ 13,122

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $144,551, which was $44,551 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Atlantic Trading Partners, Inc.
Aventura, Florida

We have audited the accompanying financial statements of Atlantic Trading Partners, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated January 27, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.
GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
January 27, 2006

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

ATLANTIC TRADING PARTNERS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	12,808
NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	150,785
Deductions:		
Nonallowable Assets		
Petty Cash		300
Furniture and Office Equipment, Net		1,367
Other Assets		1,575
Total Nonallowable Assets		3,242
Net Capital Before Haircuts on Securities Positions		147,543
HAIRCUTS ON SECURITIES POSITIONS:		
Obligations of U.S. Government		2,882
Corporate Stocks and Bonds		110
		2,992
Net Capital	$	144,551
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	44,551
Excess Net Capital at 1000%	$	143,270
Ratio of Aggregate Indebtedness to Net Capital	$	.09 to 1

ATLANTIC TRADING PARTNERS, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2005

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	137,436
Audit Adjustment to Reduce Accrued Liabilities		7,115
Net Capital Per Above	$	144,551

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2005 to December 31, 2005, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

To the Stockholder
Atlantic Trading Partners, Inc.
Aventura, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Atlantic Trading Partners, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.
GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
January 27, 2006